February 2, 2016	Suite 2200 1201 Third Avenue Seattle, WA 98101-3045 Marcus Williams (206) 757-8170 tel (206) 757-7700 fax MarcusWilliams@dwt.com

Filed via EDGAR

John Reynolds
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC  20549

RE:	Willamette Valley Vineyards, Inc. Registration Statement on Form S-3 Filed December 23, 2015 SEC File No. 333-208715

Dear Mr. Reynolds:

This firm represents Willamette Valley Vineyards, Inc., an Oregon corporation (“WVVI”), in connection with the above-referenced universal shelf registration statement. This letter replies to an informal verbal comments received from the Securities and Exchange Commission (the “SEC”) on this registration statement asking for WVVI’s intention to provide the number of shares held by non-affiliates of WVVI.  WVVI hereby undertakes to provide such disclosure in any prospectus supplement that is used for the sale of any securities under the registration statement to reflect the most up-to-date information regarding such share holdings.

We further acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to working with the Division to resolve all concerns with WVVI’s registration application. If you have any questions regarding this letter, the enclosed materials, or the documents filed with the SEC, please do not hesitate to call me at me at (206) 757-8170.

Sincerely,

Davis Wright Tremaine LLP

/S/  Marcus Williams

cc:           James Bernau, Willamette Valley Vineyards, Inc.